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                               July 10, 2023

       Simon Braeutigam
       Chief Executive Officer
       Chase Card Funding LLC
       201 North Walnut Street
       Wilmington, DE 19801

                                                        Re: Chase Card Funding
LLC
                                                            Chase Issuance
Trust
                                                            Registration
Statement on Form SF-3
                                                            Filed June 26, 2023
                                                            File Nos.
333-272941 and 333-272941-01

       Dear Simon Braeutigam:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form SF-3

       General

   1. We note your disclosure throughout the registration statement regarding existing and future collateral
certificates. Please register any collateral certificates that have been or may be acquired by the
issuing entity in connection with the offering of the asset-backed securities. Refer to
Section III.A.6 of Release No. 33-8518 (Dec. 22, 2004) and Rule
                                                        190(c) and (d) under
the Securities Act. Please provide placeholder disclosure regarding the issuance and
characteristics of the collateral certificates being registered, as appropriate.
 Simon Braeutigam
Chase Card Funding LLC
July 10, 2023
Page 2
2. To the extent there are currently no existing collateral certificates held by the issuing entity, and no collateral certificates are being registered on this registration statement, please revise your disclosure to remove references to existing collateral certificates.
         Similarly, to the extent future collateral certificates are not being registered prior to the effectiveness of this registration statement, please revise your disclosure to remove references to the ability to include future collateral certificates. Without registration prior to effectiveness, such securities can only be offered upon the effectiveness of a new registration statement registering such securities; therefore, disclosure regarding the issuance of such securities would not be relevant to this registration statement. Refer to
         Rule 413 under the Securities Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any other questions.



FirstName LastNameSimon Braeutigam                               Sincerely,
Comapany NameChase Card Funding LLC
                                                                 Division of
Corporation Finance
July 10, 2023 Page 2                                             Office of
Structured Finance
FirstName LastName